501 W. Broadway Suite 1100 San Diego, CA 92101-3575	Tel 619.234.5000 Fax 619.236.1995 www.pillsburylaw.com

David R. Snyder
September 6, 2006	Phone: 619.544.3369
Fax: 619.236.1995
dave.snyder@pillsburylaw.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

ATTN: Daniel F. Duchovny, Special Counsel

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	PETCO Animal Supplies, Inc.

Preliminary Schedule 14A filed August 11, 2006 (File No. 000-23574)

Schedule 13E-3 filed August 11, 2006 (File No. 005-44229)

Form 10-K for fiscal year ended January 28, 2006 (File No. 0-23574)

Ladies and Gentlemen:

We represent PETCO Animal Supplies, Inc., a Delaware corporation (the “Company”) in connection with the Preliminary Schedule 14A, Schedule 13E-3 and Form 10-K referenced above (as amended from time to time, collectively, the “Filings”) filed with the Securities and Exchange Commission (the “Commission”). In connection with the Filings, on behalf of our client, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if there are any questions regarding this matter.

Very truly yours,

/s/ David R. Snyder
David R. Snyder